Exhibit 99.1

Niu Technologies Announces Unaudited Fourth Quarter and Full Year 2022 Financial Results

-- Fourth Quarter Revenues of RMB 612.3 million, down 37.9% year over year

-- Fourth Quarter Net Loss of RMB 37.1 million, compared to net income of RMB 47.6 million in the same period of last year

-- Full Year Revenues of RMB 3,168.6 million, down 14.5% year over year

-- Full Year Net loss of RMB 49.5 million, compared to net income of RMB 225.8 million in 2021

BEIJING, China, March 20, 2023 – Niu Technologies (“NIU”, or “the Company”) (NASDAQ: NIU), the world’s leading provider of smart urban mobility solutions, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2022.

Fourth Quarter 2022 Financial Highlights

•	Revenues were RMB 612.3 million, a decrease of 37.9% year over year

•	Gross margin was 22.5%, compared with 22.6% in the fourth quarter of last year

•	Net loss was RMB 37.1 million, compared with net income of RMB 47.6 million in the fourth quarter of last year

•	Adjusted net loss (non-GAAP)[1] was RMB 26.2 million, compared with adjusted net income of RMB 60.2 million in the fourth quarter of last year

Fourth Quarter 2022 Operating Highlights

•	The number of e-scooters sold was 138,279, down 41.9% year over year

•	The number of e-scooters sold in China was 118,065, down 42.5% year over year

•	The number of e-scooters sold in the international markets was 20,214, down 38.7% year over year

•	The number of franchised stores in China was 3,102 as of December 31, 2022

•	International sales network consisted of 53 distributors covering 52 countries as of December 31, 2022

Dr. Yan Li, Chief Executive Officer of the Company, commented: “We have been strategically focusing on premium and mid-end segments since mid-2022. Despite the external challenges in the fourth quarter of 2022, we were pleased to see our new UQi+ ranked as No.1 best-seller in electric scooter category on Taobao during the double 11 shopping festival. Although we still face uncertainties and pressures on recovery of consumer sentiment, we are confident that our domestic sales will return to the growth track in 2023 with the launches of new products in the coming months.”

1 Adjusted net income/loss (non-GAAP) is defined as net income/loss excluding share-based compensation expense

For the overseas markets, Dr. Li said, “We continued to expand our kick-scooter product offerings by introducing our KQi Youth series. We sold over 100 thousand units of kick-scooters in 2022. In January 2023, we were awarded the Rider's Choice Award as the Best Scooter Company, presented by Micromobility World. Winning the Rider's Choice Best Scooter Company award was a validation of our commitment to provide customers around the world with convenient and environmentally friendly smart electric scooters for urban mobility. We also started to deliver our first e-bike BQi C3 Pro in November 2022. We believe that, leveraging our well-recognized NIU brand and diverse product portfolio, and riding on the mega trend of transition from fuel to electricity in mobility vehicles, there will be great opportunities ahead of us.”

Fourth Quarter 2022 Financial Results

Revenues were RMB 612.3 million, a decrease of 37.9% year over year, due to decreased sales volume of 41.9% and increased revenues per e-scooter of 7.0%. The following table shows the revenues breakdown and revenues per e-scooter in the periods presented:

Revenues (in RMB million)	2022 Q4	2021 Q4	% change YoY
E-scooter sales from China market	446.7	682.7	-34.6%
E-scooter sales from international markets	86.7	189.4	-54.2%
E-scooter sales, sub-total	533.4	872.1	-38.8%
Accessories, spare parts and services	78.9	114.0	-30.8%
Total	612.3	986.1	-37.9%

Revenues per e-scooter (in RMB)	2022 Q4	2021 Q4	% change YoY
E-scooter sales from China market[2]	3,783	3,326	+13.7%
E-scooter sales from international markets[2]	4,289	5,749	-25.4%
E-scooter sales	3,857	3,661	+5.4%
Accessories, spare parts and services[3]	571	479	+19.2%
Revenues per e-scooter	4,428	4,140	+7.0%

▪	E-scooter sales revenues from China market were RMB 446.7 million, a decrease of 34.6%, and represented 83.7% of total e-scooter revenues. The decrease was mainly driven by the sales volume decreases by 42.5% in China.

▪	E-scooter sales revenues from international markets were RMB 86.7 million, a decrease of 54.2%, and represented 16.3% of total e-scooter revenues. The decrease was mainly due to the sales volume decreases by 38.7% in international markets.

▪	Accessories, spare parts sales and services revenues were RMB 78.9 million, a decrease of 30.8% and represented 12.9% of total revenues. The decrease was mainly due to the battery pack sales reduction from overseas shared mobility operators.

▪	The increase of revenues per e-scooter was mainly due to the increase in unit price of e-scooter, and a better product mix in China market.

2 Revenues per e-scooter on e-scooter sales from China or international markets is defined as e-scooter sales revenues from China or international markets divided by the number of e-scooters sold in China or international market in a specific period

3 Revenues per e-scooter on accessories, spare parts and services is defined as accessories, spare parts and services revenues divided by the total number of e-scooters sold in a specific period

Cost of revenues was RMB 474.7 million, a decrease of 37.8% year over year, mainly due to lower e-scooter sales volume. The cost per e-scooter, defined as cost of revenues divided by the number of e-scooters sold in a specified period, was RMB 3,433, up 7.1% from RMB 3,206 in the fourth quarter 2021, mainly due to higher raw material costs and product mix change.

Gross margin was 22.5%, compared with 22.6% in the same period of 2021. The decrease was mainly due to higher sales of kick-scooters with lower gross margin.

Operating expenses were RMB 195.6 million, an increase of 3.8% from the same period of 2021. Operating expenses as a percentage of revenues was 31.9%, compared with 19.1% in the fourth quarter of 2021.

▪	Selling and marketing expenses were RMB 107.5 million (including RMB 2.7 million of share-based compensation), an increase of 7.7% from RMB 99.8 million in the fourth quarter of 2021. The increase was mainly due to the increase in depreciation and amortization expense of RMB 6.3 million as a result of opening new franchised stores and the increase in overseas selling expenses of RMB 24.5 million as a result of the fast growth of kick-scooters sales, partially offset by a decrease in domestic selling expenses of RMB 20.0 million and the decrease in staff cost and share-based compensation of RMB 4.0 million. Selling and marketing expenses as a percentage of revenues was 17.6% compared with 10.1% in the fourth quarter of 2021.

▪	Research and development expenses were RMB 40.3 million (including RMB 3.2 million of share-based compensation), a decrease of 10.4% from RMB 45.0 million in the fourth quarter of 2021, mainly due to the decrease of professional fee for system development of RMB 6.2 million and the decrease in share-based compensation expenses of RMB 1.4 million, partially offset by the increase in staff cost of RMB 2.8 million. Research and development expenses as a percentage of revenues was 6.6%, compared with 4.6% in the fourth quarter of 2021.

▪	General and administrative expenses were RMB 47.8 million (including RMB 4.7 million of share-based compensation), an increase of 9.4% from RMB 43.7 million in the fourth quarter of 2021, mainly due to the increase in provision for credit losses of RMB 12.2 million and the increase in share-based compensation expenses of RMB 1.0 million, partially offset by the decrease in financial service fee of RMB 9.4 million. General and administrative expenses as a percentage of revenues was 7.8%, compared with 4.4% in the fourth quarter of 2021.

Operating expenses excluding share-based compensation were RMB 185.0 million, increased by 5.0% year over year, and represented 30.2% of revenues, compared with 17.9% in the fourth quarter of 2021.

▪	Selling and marketing expenses excluding share-based compensation were RMB 104.8 million, an increase of 9.4% year over year, and represented 17.1% of revenues, compared with 9.7% in the fourth quarter of 2021.

▪	Research and development expenses excluding share-based compensation were RMB 37.2 million, a decrease of 8.1% year over year, and represented 6.1% of revenues, compared with 4.1% in the fourth quarter of 2021.

▪	General and administrative expenses excluding share-based compensation were RMB 43.1 million, an increase of 7.8% year over year, and represented 7.0% of revenues, compared with 4.1% in the fourth quarter of 2021.

Government grants were RMB 15.0 million, decreased by RMB 1.3 million from the same period of 2021.

Share-based compensation was RMB 10.9 million, compared with RMB 12.5 million in the same period of 2021.

Income tax expense was RMB 0.3 million, compared with RMB 9.3 million in the same period of 2021.

Net loss was RMB 37.1 million, compared with net income of RMB 47.6 million in the fourth quarter of 2021. The net loss margin was 6.1%, compared with net income margin of 4.8% in the same period of 2021.

Adjusted net loss (non-GAAP) was RMB 26.2 million, compared with an adjusted net income of RMB 60.2 million in the fourth quarter of 2021. The adjusted net loss margin4 was 4.3%, compared with an adjusted net income of 6.1% in the same period of 2021.

Basic and diluted net loss per ADS were both RMB 0.48 (US$ 0.07).

Full Year 2022 Financial Results

Revenues were RMB 3,168.6 million, a decrease of 14.5% year over year, mainly driven by 19.9% decreases in e-scooter sales volume. E-scooter sales revenues from China market represented 82.7% of our total revenues from e-scooter sales, and e-scooter sales revenues from overseas markets represented 17.3% of our total revenues from e-scooter sales. The following table shows the revenues breakdown and revenues per e-scooter in the periods presented:

Revenues (in RMB million)	2022 Full Year	2021 Full Year	% change YoY
E-scooter sales from China market	2,360.2	2,923.9	-19.3%
E-scooter sales from international markets	493.7	329.1	+50.0%
E-scooter sales, sub-total	2,853.9	3,253.0	-12.3%
Accessories, spare parts and services	314.7	451.5	-30.3%
Total	3,168.6	3,704.5	-14.5%

Revenues per e-scooter (in RMB)	2022 Full Year	2021 Full Year	% change YoY
E-scooter sales from China market[2]	3,322	2,959	+12.3%
E-scooter sales from international markets[2]	4,079	6,597	-38.2%
E-scooter sales	3,432	3,134	+9.5%
Accessories, spare parts and services[3]	378	435	-13.1%
Revenues per e-scooter	3,810	3,569	+6.8%

Cost of revenues were RMB 2,498.9 million, a decrease of 13.6% year over year, mainly driven by lower e-scooter sales volume. The cost per e-scooter, defined as cost of revenues divided by the number of e-scooters sold in a specified period, was RMB 3,005, up 7.9% from RMB 2,786 in 2021.

4 Adjusted net income/loss margin is defined as adjusted net income/loss (non-GAAP) as a percentage of the revenues

Gross margin was 21.1%, decreased from 21.9% in 2021, mainly due to the increase in sales of kick-scooters in overseas markets which have lower margin.

Operating expenses were RMB 775.3 million, an increase of 27.3% from RMB 609.0 million in 2021. Operating expenses as a percentage of revenues was 24.5%, compared with 16.4% in 2021.

Operating expenses excluding share-based compensation were RMB 718.4 million, an increase of 27.7% year over year, and represented 22.7% of revenues, compared with 15.2% in 2021.

Government grants were RMB 16.4 million, decreased by 32.3 million compared with the year of 2021.

Share-based compensation was RMB 58.2 million, an increase of RMB 11.0 million from RMB 47.2 million in 2021.

Income tax benefit was RMB 21.8 million, compared with income tax expense of RMB 47.0 million in 2021.

Net loss was RMB 49.5 million, compared with net income of RMB 225.8 million in 2021. The net loss margin was 1.6%, compared with net income margin of 6.1% in 2021.

Adjusted net income (non-GAAP) was RMB 8.8 million, compared with an adjusted net income of RMB 273.0 million in 2021. The adjusted net income margin4 was 0.3% in 2022, compared with an adjusted net income margin of 7.4% in 2021.

Basic and diluted net loss per ADS were both RMB 0.64 (US$ 0.09).

Balance Sheet

As of December 31, 2022, the Company had cash, term deposits and short-term investments of RMB 923.3 million in aggregate. The Company had restricted cash of RMB 186.3 million and short-term bank borrowings of RMB 160.0 million.

Business Outlook

NIU expects revenues of the first quarter 2023 to be in the range of RMB 403 million to RMB 489 million, representing a year-over-year decrease of 15% to 30%. NIU expects the sales volume for full year 2023 to be in the range of 1 million to 1.2 million units, representing a year-over-year increase of approximately 20% to 45%.

The above outlook is based on information available as of the date of this press release and reflects the Company’s current and preliminary expectation and is subject to change.

Conference Call

The Company will host an earnings conference call on Monday, March 20,2023 at 8:00 AM U.S. Eastern Time (8:00 PM Beijing/Hong Kong Time) to discuss its fourth quarter and full year 2022 financial and business results and provide a corporate update.

To join via phone, participants need to register in advance of the conference call using the link provided below. Upon registration, participants will receive dial-in numbers and a personal PIN, which will be used to join the conference call.

Event:	Niu Technologies Fourth Quarter and Full Year 2022 Earnings Conference Call
Registration Link:	https://register.vevent.com/register/BI5fb20d002a3b49c7b7db80f8c7a5ff6c

A live and archived webcast of the conference call will be available on the investor relations website at https://ir.niu.com/news-and-events/webcasts-and-presentations.

About NIU

As the world’s leading provider of smart urban mobility solutions, NIU designs, manufactures and sells high-performance electric motorcycles, mopeds, bicycles and kick-scooters. NIU has a diversified product portfolio that caters to the various demands of our users and addresses different urban travel scenarios. NIU’s product portfolio comprises its (i) four electric scooter and motorcycle series, NQi, MQi, UQi and Gova, (ii) one kick-scooter series, KQi, (iii) one high performance motorcycle series, RQi, (iv) one hybrid motorcycle series, YQi and (v) one e-bike series, BQi. NIU has adopted an omnichannel retail model, integrating the offline and online channels, to offer the products and services. For more information, please visit www.niu.com.

Use of Non-GAAP Financial Measures

To supplement NIU’s consolidated financial results presented in accordance with the accounting principles generally accepted in the United States of America (“GAAP”), NIU uses the following non-GAAP financial measures: adjusted net income and adjusted net income margin. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. NIU believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding certain items that may not be indicative of its operating results. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to NIU’s historical performance. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude certain items that have been and will continue to be for the foreseeable future a significant component in the Company’s results of operations. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data.

Adjusted net income is defined as net income excluding share-based compensation expenses. Adjusted net income margin is defined as adjusted net income as a percentage of the revenues.

For more information on non-GAAP financial measures, please see the tables captioned “Reconciliation of GAAP and Non-GAAP Results”.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the readers. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB 6.8972 to US$ 1.00, the exchange rate in effect as of December 30, 2022, as set forth in the H.10 Statistical release of the Board of Governors of the Federal Reserve System. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as NIU’s strategic and operational plans, contain forward-looking statements. NIU may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIU’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIU’s strategies; NIU’s future business development, financial condition and results of operations; NIU’s ability to maintain and enhance its “NIU” brand; its ability to innovate and successfully launch new products and services; its ability to maintain and expand its offline distribution network; its ability to satisfy the mandated safety standards relating to e-scooters; its ability to secure supply of components and raw materials used in e-scooters; its ability to manufacture, launch and sell smart e-scooters meeting customer expectations; its ability to grow collaboration with operation partners; its ability to control costs associated with its operations; general economic and business conditions in China and globally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIU’s filings with the Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and NIU does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact:

Niu Technologies

E-mail: ir@niu.com

NIU TECHNOLOGIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of
	December 31,	December 31,	December 31,
	2021	2022	2022
	RMB	RMB	US$
ASSETS
Current assets
Cash	208,373,759	534,286,849	77,464,311
Term deposits-current	95,635,500	208,589,770	30,242,674
Restricted cash	223,971,197	186,340,321	27,016,807
Short-term investments	773,678,455	160,406,301	23,256,728
Accounts receivable, net	268,557,176	299,742,923	43,458,639
Inventories	269,637,042	417,009,148	60,460,643
Prepayments and other current assets	56,061,263	205,695,717	29,823,076
Total current assets	1,895,914,392	2,012,071,029	291,722,878

Non-current assets
Term deposits-non-current	35,939,250	20,000,000	2,899,727
Property, plant and equipment, net	397,215,911	397,356,795	57,611,320
Intangible assets, net	3,668,189	1,857,320	269,286
Operating lease right-of-use assets	94,201,263	86,597,121	12,555,402
Deferred income tax assets	11,907,344	6,132,499	889,129
Other non-current assets	2,367,064	12,683,090	1,838,875
Total non-current assets	545,299,021	524,626,825	76,063,739

Total assets	2,441,213,413	2,536,697,854	367,786,617

LIABILITIES
Current liabilities
Short-term bank borrowings	180,000,000	160,000,000	23,197,819
Notes payable	143,622,874	316,832,113	45,936,338
Accounts payable	538,930,163	459,466,937	66,616,444
Income taxes payable	17,601,525	1,898,065	275,194
Advances from customers	17,266,994	24,931,897	3,614,785
Deferred revenue-current	32,757,740	37,539,733	5,442,750
Accrued expenses and other current liabilities	198,904,558	192,092,943	27,850,859
Total current liabilities	1,129,083,854	1,192,761,688	172,934,189

Deferred revenue-non-current	10,693,692	11,429,500	1,657,122
Deferred income tax liabilities	1,992,388	1,398,279	202,731
Operating lease liabilities	13,921,859	7,569,128	1,097,420
Other non-current liabilities	20,967,430	13,441,382	1,948,817
Total non-current liabilities	47,575,369	33,838,289	4,906,090

Total liabilities	1,176,659,223	1,226,599,977	177,840,279

SHAREHOLDERS’ EQUITY:
Class A ordinary shares	89,038	89,428	12,966
Class B ordinary shares	10,316	10,316	1,496
Additional paid-in capital	1,855,403,759	1,915,825,641	277,768,608
Accumulated other comprehensive loss	(51,121,030)	(16,536,686)	(2,397,594)
Accumulated deficit	(539,827,893)	(589,290,822)	(85,439,138)
Total shareholders’ equity	1,264,554,190	1,310,097,877	189,946,338

Total liabilities and shareholders’ equity	2,441,213,413	2,536,697,854	367,786,617

NIU TECHNOLOGIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three Months Ended December 31,			Year ended December 31,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
Revenues	986,059,243	612,271,193	88,770,979	3,704,537,419	3,168,597,334	459,403,430
Cost of revenues(a)	(763,551,340)	(474,737,508)	(68,830,469)	(2,891,758,188)	(2,498,916,443)	(362,308,827)
Gross profit	222,507,903	137,533,685	19,940,510	812,779,231	669,680,891	97,094,603

Operating expenses:
Selling and marketing expenses(a)	(99,766,838)	(107,463,926)	(15,580,805)	(332,007,462)	(440,408,982)	(63,853,300)
Research and development expenses(a)	(45,022,809)	(40,341,909)	(5,849,027)	(135,218,399)	(176,478,130)	(25,586,924)
General and administrative expenses(a)	(43,681,411)	(47,773,658)	(6,926,529)	(141,798,910)	(158,460,764)	(22,974,651)
Total operating expenses	(188,471,058)	(195,579,493)	(28,356,361)	(609,024,771)	(775,347,876)	(112,414,875)
Government grants	16,269,976	14,980,000	2,171,896	48,726,818	16,385,038	2,375,607
Operating income (loss)	50,306,821	(43,065,808)	(6,243,955)	252,481,278	(89,281,947)	(12,944,665)

Interest expenses	(1,266,391)	(1,337,935)	(193,982)	(6,167,805)	(5,715,878)	(828,724)
Interest income	1,538,551	6,009,766	871,334	5,375,969	12,860,216	1,864,556
Investment income	6,327,170	1,578,877	228,916	21,167,575	10,917,736	1,582,923
Income (loss) before income taxes	56,906,151	(36,815,100)	(5,337,687)	272,857,017	(71,219,873)	(10,325,910)
Income tax benefit (expense)	(9,259,409)	(317,209)	(45,991)	(47,036,608)	21,756,944	3,154,460
Net income (loss)	47,646,742	(37,132,309)	(5,383,678)	225,820,409	(49,462,929)	(7,171,450)

Other comprehensive income (loss)
Foreign currency translation adjustment, net of nil income taxes	(7,080,675)	(8,013,103)	(1,161,791)	(9,657,187)	37,342,724	5,414,186
Unrealized gain/(reclassification adjustment for gains) on available for sale securities, net	823,602	193,707	28,085	1,552,184	(2,758,380)	(399,928)
Comprehensive income	41,389,669	(44,951,705)	(6,517,384)	217,715,406	(14,878,585)	(2,157,192)
Net income (loss) per ordinary share
—Basic	0.31	(0.24)	(0.03)	1.47	(0.32)	(0.05)
—Diluted	0.30	(0.24)	(0.03)	1.41	(0.32)	(0.05)
Net income (loss) per ADS
—Basic	0.62	(0.48)	(0.07)	2.94	(0.64)	(0.09)
—Diluted	0.60	(0.48)	(0.07)	2.81	(0.64)	(0.09)

Weighted average number of ordinary shares and ordinary shares equivalents outstanding used in computing net income(loss) per ordinary share
—Basic	154,385,703	155,584,223	155,584,223	153,672,358	155,176,922	155,176,922
—Diluted	159,588,209	155,584,223	155,584,223	160,460,976	155,176,922	155,176,922
Weighted average number of ADS outstanding used in computing net income (loss) per ADS
—Basic	77,192,852	77,792,112	77,792,112	76,836,179	77,588,461	77,588,461
—Diluted	79,794,105	77,792,112	77,792,112	80,230,488	77,588,461	77,588,461

Note:
(a) Includes share-based compensation expense as follows:
	Three Months Ended December 31,			Year ended December 31,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
Cost of revenues	256,904	311,071	45,101	846,833	1,224,796	177,579
Selling and marketing expenses	3,973,140	2,684,492	389,215	13,292,632	15,433,684	2,237,674
Research and development expenses	4,586,137	3,182,290	461,389	17,062,024	22,361,742	3,242,148
General and administrative expenses	3,722,178	4,712,681	683,275	16,016,667	19,198,964	2,783,588
Total share-based compensation expense	12,538,359	10,890,534	1,578,980	47,218,156	58,219,186	8,440,989

NIU TECHNOLOGIES

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

	Three Months Ended December 31,			Year ended December 31,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
Net Income (loss)	47,646,742	(37,132,309)	(5,383,678)	225,820,409	(49,462,929)	(7,171,450)
Add:
Share-based compensation expense	12,538,359	10,890,534	1,578,980	47,218,156	58,219,186	8,440,989
Adjusted net income (loss)	60,185,101	(26,241,775)	(3,804,698)	273,038,565	8,756,257	1,269,539